EXHIBIT 99.1

Pan American Silver to Webcast From the Scotia Capital and Bear Stearns Conferences This Week

VANCOUVER, British Columbia, Nov. 26, 2007 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA) will present at the Scotia Capital Precious Metals Conference in Toronto and the Bear Stearns Commodities & Capital Goods Conference in New York this week.

Pan American President & CEO Geoff Burns will give a Company update at Scotia Capital's conference at approximately 1:05 pm Eastern Time on Tuesday, November 27, 2007. The webcast audio can be accessed at http://events.streamlogics.net/scotiacapital/nov27-07/index.asp. The presentation will last approximately 25 minutes.

In addition, Mr. Burns will give a similar update at the Bear Stearns Commodities and Capital Goods Conference at approximately 4:30 pm Eastern Time on Wednesday, November 28th, 2007. The webcast audio and presentation can be accessed at http://cc.talkpoint.com/BEAR002/112807a_sc/?entity=panamerican. The presentation will last approximately 25 minutes.

Copies of the presentations will be available to review on Pan American's website at www.panamericansilver.com under:

 1. SC Precious Metals Conf 07
 2. BStearns Capital Goods Conf 07

For more information please contact Kettina Cordero at (604) 684-1175 or email Pan American at info@panamericansilver.com.

Pan American Silver's mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its low cost silver production and its silver reserves. Pan American has delivered 12 consecutive years of production growth and expects to continue this trend in 2007 as silver production is on track to increase by 31% to 17 million ounces in 2007.

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY'S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, UNEXPECTED WORK STOPPAGES OR LABOUR DISPUTES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION "RISK RELATED TO PAN AMERICAN'S BUSINESS" CONTAINED IN THE COMPANY'S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

CONTACT:  Pan American Silver Corp.
          Kettina Cordero
          (604) 684-1175
          info@panamericansilver.com